[Graphic omitted] Ahold


                                                        Press Release


                                                        Royal Ahold
                                                        Corporate Communications




                                                         Date:  April 15, 2004
                                         For more information:  +31 75 659 57 20


Ahold to call 4% Convertible Notes Due 2005

Zaandam, The Netherlands, April 15, 2004 -- Ahold today announced its intention to call its 4% Convertible Subordinated Notes due 2005 in the aggregate principal amount of EUR 920 million on or about June 2, 2004. All outstanding Notes will be redeemed at 100.00% of their principal amount, together with accrued interest and unpaid interest to the date of redemption, in accordance with the indenture and the supplemental indenture governing the Convertible Notes. The holders of the Convertible Notes will be given formal notice of the proposed early redemption shortly.



Ahold Corporate Communications: +31.75.659.5720




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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
                                                  Fax:   +31 (0)75 659 8302

http://www.ahold.com